Exhibit 21

List of Subsidiaries

Hainan Shiner Industrial Co., Ltd., a company incorporated under the laws of the PRC
Hainan Shiny-day Color Printing Packaging Co., Ltd., a company incorporated under the laws of the PRC
Zhuhai Modern Huanuo Packaging Material Co., Ltd., a company incorporated under the laws of the PRC
Hainan Modern Hi-Tech Industrial Co., Ltd. , a company incorporated under the laws of the PRC